[redacted]

06002636

SECU[illegible] [illegible]ION

RECD S.E.C.

FEB 21 2006

503

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8-46668

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: S/A Securities Corp.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3300 IDS Center, 80 S. 8th Street
(No. and Street)

Minneapolis (City) MN (State) 55402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kelly Boston 612-359-2558
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

4200 Wells Fargo Center, 90 S. 7th Street (Address) Minneapolis (City) MN (State) 55402 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 12 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul E. Rasmussen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of S/A Securities Corp., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KELLY K. BOSTON
Notary Public-Minnesota
My Commission Expires Jan 31, 2010

[signature]
Signature

President and Treasurer
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIA SECURITIES CORP.

Table of Contents

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report

The Board of Directors
SIA Securities Corp.:

We have audited the accompanying statement of financial condition of SIA Securities Corp. (the Company) as of December 31, 2005. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of SIA Securities Corp. as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 3, 2006

SIA SECURITIES CORP.

Statement of Financial Condition

December 31, 2005

Assets

Cash and cash equivalents	$	66,325
Investments in mutual funds, at market		37,215
Prepaid expenses		6,481
Total assets	$	110,021

Liabilities and Stockholders' Equity

Liabilities:		
Accounts payable	$	9,550
Payable to Sit Investment Associates, Inc.		11,639
Total liabilities		21,189
Stockholders' equity:		
Common stock, $0.01 par value. Authorized 1,000,000 shares; issued and outstanding 50,000 shares		500
Additional paid-in capital		84,500
Retained earnings		3,832
Total stockholders' equity		88,832
Total liabilities and stockholders' equity	$	110,021

See accompanying notes to statement of financial condition.

(1) Nature of Business and Significant Accounting Policies

(a) Nature of Business

SIA Securities Corp. (the Company) is a 75%-owned subsidiary of Sit Investment Associates, Inc. (SIA). The Company is a registered broker-dealer in securities whose primary objective is the promotion and marketing of the Sit Mutual Funds (the Mutual Funds), a group of no-load mutual funds for which SIA is the investment adviser.

(b) Cash and Cash Equivalents

Cash and cash equivalents include all cash accounts, money market mutual funds, and short-term investments with maturities of three months or less.

(c) Valuation of Investments

Investments in the Mutual Funds are recorded at market value using public market quotations.

(d) Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(2) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain minimum net capital, as defined, equal to the greater of 6-2/3% of aggregate indebtedness or $5,000. At December 31, 2005, the Company had net capital of $70,799, which was $65,799 in excess of the minimum required. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 29.9%.

(3) Management Agreement and Related Parties

The Company has a management agreement with SIA whereby SIA pays most of the Company's operating expenses and provides the Company with office facilities to conduct its business activities. In return for these services, the Company pays a quarterly management fee to SIA. Under the management agreement, the Company pays legal, registration, professional, and insurance costs. However, at its discretion, SIA may voluntarily reimburse the Company. Additionally, SIA pays an annual distribution and marketing fee to the Company in an amount agreed upon by SIA and the Company.

(Continued)

(4) Income Taxes

The Company has established a valuation allowance for the deferred tax asset associated with historical capital losses.

Tax effects of temporary differences giving rise to the significant components of the deferred tax asset at December 31, 2005 are as follows:

Deferred tax asset:		
Capital loss carryover	$	1,286
Total deferred tax asset		1,286
Valuation allowance		(1,286)
Net deferred tax asset	$	—

The Company believes it is necessary to establish a full valuation allowance for the capital loss carryover, as it is more likely than not the net deferred tax asset will not be realized.

(5) Rule 15c3-3

The Company is exempt from Rule 15c3-3 under subsection (k). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

KPMG

SIA SECURITIES CORP.

Statement of Financial Condition

December 31, 2005

(With Independent Auditors' Report Thereon)